UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Lucid, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

54948Q 104

(CUSIP Number)

William J. Shea

159 Bear Hill Rd.

North Andover, MA 01845

(585)-239-9800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54948Q 104		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) William J. Shea

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 362,233

	8.	Shared Voting Power 388,568

	9.	Sole Dispositive Power 362,233

	10.	Shared Dispositive Power 388,568

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,801

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 000000000	13D

This Amendment No. 2 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed with the Commission on January 9, 2012 and the first amendment filed on October 5, 2012. This Amendment is filed by Mr. Shea, relating to the beneficial ownership of the common stock of Lucid, Inc., a New York corporation (the “Company”). Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule 13D as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule 13D as previously filed.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule relates to shares of common stock, par value $.01 per share of Lucid, Inc., a New York corporation. The Company’s principal executive offices are located at 95 Methodist Hill Drive, Suite 500, Rochester, NY 14623.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On October 1, 2012, the filing person and his spouse swapped common stock warrants of the Company valued using the Black Scholes pricing model for shares of common stock at $2.00 per share.  All rights and privileges of the filing person and his spouse in the warrants immediately terminated when swapped for common stock.

Beginning November 20, 2012 through November 28, 2012, the filing person’s spouse purchased 160,000 shares in open market transactions.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The filing person is the owner of 750,801 shares of common stock of the Company, representing 8.4% of the issued and outstanding shares of the issuer (based on 8,201,952 shares of common stock issued and outstanding on November 2, 2012).

(b) The filing person has sole power to vote and sole power to dispose or to direct the disposition of 362,233 shares of common stock. The filing person has shared power to vote and shared power to dispose or to direct the disposition of 94,451 shares of common stock.  The filing person may be deemed to share the power to dispose or direct the disposition of, and the power to vote or direct the voting of 294,117 shares of common stock beneficially owned by his spouse, but any such statement in this Schedule 13D shall not be deemed an admission that he is the beneficial owner of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The filing person is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of the issuer.

CUSIP No. 54948Q 104	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William J. Shea
William J. Shea

November 30, 2012